October 29, 2010

VIA EDGAR (Correspondence Filing)

Mrs. Patricia Williams U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Wegener Investment Trust (the “Registrant”)

Post-Effective Amendment No. 4

File Nos. 333-21860; 811-132055

Dear Mrs. Williams:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks on October 21, 2010 with respect to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement filed with respect to the Wegener Adaptive Growth Fund (the “Fund”).  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:	In the “Principal Investment Strategies” section, please briefly describe in “plain english” each category of the three primary groups of factors listed.
Response:

The disclosure has been revised as follows:

The investment manager believes that individual stocks, and the stock market as a whole, are influenced by three primary groups of factors:  Long Term Reversal Factors, Intermediate Term Trend Factors, and Short Term Reversal Factors.  Long Term Reversal Factors are primarily an estimate of stock price to present value of future cash flows, which help determine current investor sentiment regarding the security, and combined with an assumption that shareholder sentiment will return to a normal level, helps estimate the future return of the security.  Intermediate Term Trend Factors include consideration of changes in analyst estimates of future earnings of a company, and trends involving particular sectors or market indexes.  These Intermediate Term Trend Factors are watched as a signal of whether investor sentiment is currently moving in a positive or negative direction.  Short Term Reversal Factors include analysis of an individual stock's price movements compared to the markets generally.  These Short Term Reversal Factors are typically monitored to identify individual securities which are likely to perform well relative to the market over a short period of time.  The investment manager selects individual stocks for the Fund’s portfolio that it believes gives the portfolio the best combination of Factors, and sells those that have become less attractive based on the Factors.  As a hedging strategy, the Fund will typically simultaneously purchase put options on market indexes and write call options on market indexes.  To achieve leverage, the Fund will typically buy call options on individual stocks or market indexes.

Comment 2:

Please revisit the disclosure regarding the Fund’s hedging strategy in the “Principal Investment Strategies” section and the disclosure regarding “Option Risk” in the “Principal Risks of Investing in the Fund” section  in light of the July 31, 2010 letter to the Investment Company Institute regarding Derivatives-Related Disclosures by Investment Companies and ensure that such disclosure is consistent with such guidance.

Response:	The Registrant has reviewed the Fund’s disclosure regarding investment in derivatives and believes that the disclosure is consistent with the Staff’s guidance in the above-referenced letter.
Comment 3:	In the introductory paragraph to the “Average Annual Total Returns” table, please include the disclosure required by Instruction 2(b) to Item 4 of Form N-1A.
Response:

The disclosure in the introductory paragraph to the “Average Annual Total Returns” table has been revised as follows:

“The bar chart shows the Fund’s total return for each full calendar year since inception. The performance table below shows how the Fund’s average annual total returns compare over time to those of a broad-based securities market index and the Russell 2000 Index, which is included because the Fund’s portfolio generally includes a significant number of smaller capitalization companies.  The variability of performance over time provides an indication of the risks of investing in the Fund.  This past performance (before and after taxes), however, does not necessarily indicate how the Fund will perform in the future.  Updated performance information is available at www.wegenerfunds.com or by calling 1-800-595-4077.”

Comment 4:

In the “Additional Information about the Fund’s Strategies and Risks; Principal Investment Strategies” section, please revise the disclosure regarding “Long term Reversal Factors,” “Intermediate Trend Term Factors” and “Short Term Reversal Factors” so that it is in “plain English.”

Response:

The disclosure has been revised as follows:

•   Long Term Reversal Factors are primarily an estimate of the current stock prices to the present values of future cash flows of companies.  The investment manager uses these Factors to measure investors’ sentiment regarding individual stocks and risk tolerance for the stock market generally.  When investors' outlook or risk tolerance are low, the manager believes there is significant potential for them to increase and for stocks to appreciate at an above average rate.

•    Intermediate Term Trend Factors vary depending on whether individual stocks or the stock market is being evaluated.  For individual stocks, the Factors include trends in stock price and trends in analysts’ earnings estimates.  For the stock market, the Factors are tied to price trends in a wide variety of security types and groups, including sector indexes, small capitalization stocks, large capitalization stocks, corporate bonds, government bonds.  The investment manager believes these Factors estimate the current direction of change in investors’ expectations for individual stocks, and risk tolerance for the stock market.

•    Short Term Reversal Factors for individual stocks is primarily the short term price movement of the stock compared to the broader market.  For the broader market, Short Term Reversal Factors are related to recent movement in the overall market compared to typical changes in the market over similar time periods.  The investment manager believes these Factors are important because they measure short term overreactions that are usually corrected over a short period of time.

Comment 5:

In the “Management of the Fund” section, please revise the disclosure that the discussion regarding the basis of the Board’s approval of the Management agreement between the Fund and Wegener, LLC appears in the most recent semi-annual report to shareholders to include the date of the report.

Response:

The disclosure has been revised as follows:

“A discussion regarding the basis of the Board of Trustees’ approval of the Management Agreement between the Fund and Wegener, LLC is available in the Fund’s most recent ~~semi-~~annual report to shareholders for the period ended June 30, 2010.”

Statement of Additional Information:

Comment 1:	In the “Management of the Fund” section, please add disclosure regarding the Board’s role in the risk oversight of the Fund.
Response:

The following disclosure has been added to the “Management of the Fund” section:

“The Trust’s audit committee consists of Michael E. Kitces and Mark D. Pankin.  The audit committee is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of the financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board of Trustees.  None of the audit committee members are “Interested” as defined in the 1940 Act.    The Board oversees risk management, and the full Board engages in discussions of risk management and receives reports on investment and compliance risk from the Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary.  The Audit Committee considers financial reporting risk to be within its area of responsibilities.  Generally, the Board believes that its oversight of material risks is adequately maintained through the risk-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information. The Board also meets with and receives reports from the Trust’s independent registered public accounting firm.”

Comment 2:

In the “Management of the Fund” question, please supplement the disclosure regarding each Trustee’s experience, qualifications, attributes and skills to serve as Trustee with a statement regarding the Board’s conclusion as to why such person should serve on the Board.

Response:

The disclosure has been revised as follows:

“Mr. Kitces, MSFS, MTAX, CFP®, CLU, ChFC, RHU, REBC, CASL, CWPP, is Director of Research for Pinnacle Advisory Group.  Mr. Kitces graduated Magna Cum Laude and Phi Beta Kappa from Bates College with a Bachelor’s degree in Psychology, and has earned Masters degrees in Financial Services from the American College and in Taxation from the University of Tulsa.  In addition, he has earned Graduate Certificates for Estate Planning and for Financial Asset Management. Mr. Kitces is a Certified Financial Planner (CFP®) professional, a Chartered Life Underwriter, a Chartered Financial Consultant, a Registered Health Underwriter, a Registered Employee Benefits Consultant, a Chartered Advisor of Senior Living, and a Certified Wealth Preservation Planner. In recognition of his work across the broad spectrum of the financial planning industry, Mr. Kitces was recognized as one of five financial planning practitioner “Movers and Shakers” in the financial planning profession for 2006 by Financial Planning Magazine, and was named one of the top 20 “Rising Stars in Wealth Management” by Institutional Investor News in 2007.  The Trustees believe Mr. Kitces is qualified to serve on the Board because of his background and experience in financial planning and years of service on the Board.”

Mr. Pankin is a self-employed, independent, Registered Investment Advisor with Virginia and other states.  Mr. Pankin’s educational background includes a Ph.D. in Mathematics from the University of Illinois, Chicago and a Bachelor of Arts degree in Mathematics from the Wayne State University (Detroit).  Mr. Pankin is an active member of the National Association of Active Investment Managers (NAAIM), and has earned its “Trend Setter” designation for excellence in financial newsletter writing award.  He has spoken to audiences across the country on investing.  Mr. Pankin has more than 30 years experience investing in stocks, mutual funds, convertible bonds, options, and futures.  In addition, Mr. Pankin has over 25 years experience analyzing and researching investment strategies.  The Trustees believe Mr. Pankin is qualified to serve on the Board because of his experience in the investment industry and years of service on the Board.”

Steven M. Wegener has served as Wegener, LLC’s President and CEO since he founded the firm in 2003.  Mr. Wegener graduated from the University of Virginia with a Masters degree in Economics.  He is also a graduate of New York University’s Stern School of Business with a Bachelor of Science degree in Finance and Economics.  The Trustees believe Mr. Wegener is qualified to serve on the Board because of his educational background in finance and economics and his experience as an officer and the portfolio manager of the Fund.”

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

s/Thompson Hine

Thompson Hine LLP